 Exhibit 99.1

News Release

B2Gold Announces Updated Fekola Mineral Resource Including A Substantial Increase in Indicated Mineral Resources for the Fekola Project in Mali

(B2Gold 80%/State of Mali 20%)

Vancouver, Jan 16, 2020 -B2Gold Corp.(TSX:BTO, NYSE AMERICAN: BTG, NSX:B2G) (“B2Gold”or the “Company”) is pleased to announce an updated Fekola Mineral Resource estimate including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019.

Highlights:

•	Updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 of 110,600,000 tonnes at 1.70 grams per tonne (“g/t”) gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold

•	The updated Fekola Mineral Resource estimate as at December 31, 2019 represents a 2,675,000 ounce increase (+79%) in Indicated Mineral Resources when compared to the estimate included in the June 2015 Fekola Optimized Feasibility Study (after adjusting for cumulative Fekola Mine gold production to date of 1,006,000 gold ounces)

•	When compared to the December 31, 2018 Fekola Indicated Mineral Resource estimate the updated Indicated Mineral Resource estimate has increased by 1,290,000 ounces of gold (15.4%) (after adjusting for the 455,810 ounces of gold produced in 2019)

•	As recently reported, the Fekola Mine produced its first million ounces of gold in late December 2019 after 2.5 years of production

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Updated Fekola Mineral Resource Estimate:

In 2019, B2Gold completed more than 25,000 metres of reverse circulation and diamond drilling at Fekola with the primary goal of converting existing resources in the Inferred Mineral Resource category to the Indicated Mineral Resource category. This infill drilling program was successful and the updated Fekola Mineral Resource estimate is based on the cumulative 240,000 metres of exploration drilling to date in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014).

Fig. 1 - Fekola Deposit Schematic Long Section (West Facing):

Table 1: Updated Fekola Mineral Resource Estimate as at December 31, 2019

(reported on a 100% basis)

Indicated Mineral Resource Estimate

Area	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Fekola Open Pit	105,840,000	1.72	5,869,000
Stockpiles	4,780,000	1.19	183,500
Total Indicated Mineral Resources	110,620,000	1.70	6,052,000

Inferred Mineral Resource Estimate

Area	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Fekola	7,024,000	1.23	278,000
Anaconda*	21,600,000	1.11	770,000
Total Inferred Mineral Resources	28,624,000	1.14	1,048,000

* Saprolite resource located 20 kilometres north of Fekola

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Notes to accompany Mineral Resource Tables:

1.	The Qualified Person as defined under National Instrument 43-101 for the Mineral Resource estimate is Mr. Tom Garagan, P.Geo., B2Gold’s Senior Vice President, Exploration.
2.	The Qualified Person as defined under National Instrument 43-101 for the stockpile Mineral Resource estimate is Mr. Peter Montano, P.E., B2Gold’s Project Director.
3.	Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource estimate has an effective date of December 31, 2019.
4.	Mineral Resources are reported on a 100% basis. For Fekola, B2Gold holds an 80% attributable interest, the remaining 20% is held by the State of Mali. For Anaconda, B2Gold holds an 85% attributable interest; under the Mali Mining Code (2012), the State of Mali has the right to a 10% free-carried interest and has an option to acquire an additional 10% participating interest, and 5% is held by a third party.
5.	Mineral Resource estimates for Fekola and Anaconda assume an open pit mining method and a gold price of US$1,500/oz. For Fekola, a metallurgical recovery of 94.0%, and average operating cost estimates of US$ 2.27/t mined (mining), US$15.32/t processed (processing) and US$4.27/t processed (general and administrative), were used for pit shell generation. For Anaconda, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.
6.	Mineral Resources are reported at a cut-off of 0.50 g/t gold for Fekola and 0.65 g/t gold for stockpiles.
7.	Mineral Resources are reported at a cut-off of 0.35 g/t gold for the Anaconda Saprolite Resource (See News Release June 15, 2017).
8.	Stockpiles: Mineral Resources in stockpiled material were prepared by Fekola mine site personnel. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.
9.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 will provide the basis for an updated design pit and new Fekola Probable Mineral Reserve estimate, which is expected to be completed during the first quarter of 2020. The current Fekola Mineral Reserve design pit is located well within the updated Fekola Mineral Resource pit.

Fekola Mineral Resource Comparison (to June 2015 Fekola Optimized Feasibility Study)

Comparing the updated 2019 Fekola Mineral Resource estimate to a sensitivity case presented in the June 2015 Fekola Optimized Feasibility Study and adjusted for gold produced to date, there is an increase of 2,675,000 ounces of gold (+79%) in the indicated category and a 541,000 ounce increase (+107% ) in the inferred category. A Mineral Resource sensitivity case in the June 2015 Fekola Optimized Feasibility Study reported 4,383,000 ounces (67,293,000 tonnes at 2.03g/t gold, above a cutoff of 0.5g/t gold) in the indicated cateogry and 507,000 ounces (9,990,000 tonnes at 1.58 g/t gold, above a cutoff of 0.5g/t gold) in the inferred category. The Fekola Mine has produced 1,006,000 ounces of gold to date between the commencement of operations in 2017 and December 31, 2019. The June 2015 Fekola Optimized Feasibility Study Indicated resource was adjusted by these Fekola cumulative production numbers and then compared to the updated Fekola Mineral Resource estimate as at December 31, 2019. Both the updated Fekola Mineral Resource estimate and the June 2015 Fekola Optimized Feasibility Study senstivity case reported Mineral Resources within $1500 pit shells and above a cut-off of 0.5 g/t gold.

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2020 Fekola and Anaconda Regional Exploration Plans

The Fekola deposit remains open down plunge to the north. Exploration in 2020 will continue to test for extensions to the deposit to the north and south both at depth and near surface as well as testing for additional mineralized zones to the east and west of the Fekola deposit

Exploration in 2019 on the Anaconda Area (located 20 kilometres north of Fekola) included completion of over 45,000 metres of combined aircore, diamond and reverse circulation drilling where the Company previously announced an initial Inferred Mineral Resource estimate of 767,000 ounces of gold at 1.1 g/t in near-surface mineralization over 4.5 kilometres and up to 500 metres wide.

In 2019, Anaconda Area drilling focused on increasing the known saprolite resources at the Adder and Mamba zones and further testing the underlying sulphide mineralization in the Mamba zone. At Adder, drilling has extended the strike extent of mineralization up to 1 kilometre north of the known resource area and remains open to the north. At Mamba, recent drilling has extended the high-grade mineralized saprolite zone by approximately 600 metres, resulting in more than 1 kilometre of known strike length, and has led to the discovery of a continuous, good grade, bedrock sulphide zone down plunge of the Mamba zone’s saprolite mineralization. Early indications are that the Mamba zone discovery has the potential to become a significant new gold deposit for B2Gold near the Fekola Mine. This Fekola-style, south-plunging body of sulphide mineralization remains open down plunge and will be the subject of extensive drilling in 2020.

Exploration in 2020 will also focus on expanding the saprolite resources within the overall Anaconda Area, including at the Adder and Mamba Zones. The total 2020 exploration budget for both the Fekola deposit and the Anaconda Area is approximately $18 million.

Resource Model Methodology

The updated Fekola Mineral Resource model was prepared in-house by B2Gold personnel. Three dimensional mineralization domain models, which are used to control gold grade estimates, are supported by modeled stratigraphy and shear zone structures which are derived from detailed logging of oriented drill core. Tight asymmetric folds and shear zones are the primary controls on mineralization.

Assays were capped separately for each of three mineralization domains at 1.5 g/t, 5 g/t and 30 g/t gold respectively. Gold assays were capped prior to compositing to 2 metres. Grades were estimated into the block model using Ordinary Kriging (OK) with searches dynamically controlled along mineralization zone directions.

Approximately 24,250 bulk density measurements using the water-displacement method on air-dried core samples were completed at the project site. Variability of density for unweathered rock is low, therefore, densities were assigned based on averages by mineralization domain, waste and regolith.

Nominal drill hole spacing for Indicated Mineral Resources is 55 by 55 metres and for Inferred Mineral Resources it is 100 by 100 metres.

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QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d’Ivoire. Periodically, exploration samples will be analyzed at the Fekola mine lab. At each lab, samples are prepared and analyzed using 50 g fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control (“QA/QC”) procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this news release have passed B2Gold’s QA/QC protocols.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under National Instrument 43-101, has reviewed and approved the information contained in this news release.

About B2Gold Corp.

B2Gold is a low-cost senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has three operating gold mines in Mali, Namibia and the Philippines as well as numerous exploration and development projects in various countries. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

On Behalf of B2GOLD CORP.

“Tom Garagan”

Senior Vice President, Exploration

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

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This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, costs, including projected cash operating costs and all-in sustaining costs, capital expenditures, budgets and growth, production estimates and guidance, including the Company’s projected gold production of between 1,005,000 and 1,0550,000 ounces in 2020, and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: the potential to increase the extent of Fekola and Anaconda area mineralization; the potential to extend good-grade mineralization much further north from the Fekola resource pit boundary; results indicating a good grade, bedrock sulphide zone down plunge of the Mamba zone’s saprolite mineralization; the Mamba zone having potential to become a significant new gold deposit for B2Gold near the Fekola Mine; results indicating the deeper portion of the Fekola Northern Extension zone extending closer to surface and indicating continuity with mineralization from the deeper drilling results from the upper portion of the Fekola North Extension; the potential for additional large Fekola style deposits; the potential for highly prospective structures beneath the Anaconda and Mamba zones; the conversion of inferred mineral resources to indicated mineral resources; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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Cautionary Note to United States Investors

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.